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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  June 14, 2006.

Commission File Number  001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8,  P.O. Box 1,  CH - 8070 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-                .

CREDIT SUISSE GROUP
Paradeplatz 8	Telephone +41 844 33 88 44
P.O. Box	Fax +41 44 333 88 77
CH-8070 Zurich	media.relations@credit-suisse.com
Switzerland

Media Release

Credit Suisse Group sells Winterthur to AXA

Zurich, June 14, 2006 Credit Suisse Group today announced that it has entered into a definitive agreement for the sale of Winterthur Swiss Insurance Company (“Winterthur”), its insurance business, to AXA for a cash consideration of CHF 12.3 billion. AXA will acquire 100% of Winterthur. The transaction is subject to customary regulatory approvals and closing conditions and is expected to close around year-end 2006.

Walter B. Kielholz, Chairman of Credit Suisse Group, said: “During the last three years, Winterthur has steadily improved its operating performance and delivered an impressive turnaround. We are therefore able to deliver the full value of Winterthur to our shareholders through this transaction. Credit Suisse Group is now in a position to focus its management and capital resources on its core banking businesses.”

Leonhard H. Fischer, CEO of Winterthur, said: “The sale of Winterthur to AXA is a significant step for the clients and employees of Winterthur as well as for the Swiss market. Having reviewed several strategic options for the future of Winterthur, the management team of Winterthur is convinced that by joining AXA, Winterthur’s businesses will be best positioned for future growth. We also believe that the clients and employees of Winterthur will benefit in the long term from being part of one of the global leaders in the insurance industry with an excellent reputation among its stakeholders.”

Henri de Castries, Group CEO of AXA, said: “This transaction is a unique opportunity to reinforce our leading position in our core European market and to increase our presence in emerging markets, notably in Eastern Europe and in Asia. The complementarity of our organizations and the strong cultural fit between our teams will facilitate the integration of Winterthur and will drive value creation for our shareholders. I am confident that Winterthur’s professionals will contribute very positively to our company.”

The sale of Winterthur follows Credit Suisse Group’s decision in 2004 to focus its growth strategy on an integrated global banking business model. For the past two years, Credit Suisse Group has been managing Winterthur as a financial investment and preparing it for a capital market transaction.

Under the terms of the transaction, Credit Suisse Group will receive a cash payment of CHF 12.3 billion. This consideration is equivalent to 1.6 times Winterthur’s Group European Embedded Value(1) of CHF 7.9 billion as of December 31, 2005. Furthermore, AXA will redeem GBP 500 million (approximately CHF 1.1 billion) of intercompany hybrid debt currently outstanding between Credit Suisse Group and Winterthur. In the context of the sale, Credit Suisse Group has granted AXA customary representations and warranties and has not provided any indemnification in respect of Winterthur’s insurance reserves.

Credit Suisse Group expects to record a gain from the sale of Winterthur. The actual gain on sale will be dependent upon the accrued book value of Winterthur at the time of closing. As of March 31, 2006, Winterthur had a carrying value in Credit Suisse Group’s accounts of CHF 9.4 billion. Excluding any gain on sale and assuming the deconsolidation of Winterthur, Credit Suisse Group would have reported a tier 1 ratio and total capital ratio of 13.0% and 17.8% respectively, as of March 31, 2006.

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Oswald J. Grübel, CEO of Credit Suisse Group, said: “We plan to reinvest the proceeds from the sale of Winterthur in the development of our banking businesses. Our growth plans are focused on organic growth opportunities and selected acquisitions and joint ventures in our investment banking, private banking and asset management businesses. However, we have no intention of making any transforming acquisitions.”

He continued: “Credit Suisse Group is committed to maximizing returns for its shareholders. We will invest the capital from the sale of Winterthur to compensate for the loss of earnings. We confirm our net income target for 2007 of CHF 8.2 billion, assuming a stable market environment. Any excess capital that cannot be used to grow our business will be returned to our shareholders.”

Credit Suisse Group’s current share buyback program of up to CHF 6 billion will be continued and is expected to be completed in the first half of 2007. This program takes into account the impact from the introduction of Basel II, which, based on current modeling and business mix, would increase the tier 1 capital requirement by approximately 150 basis points.

Credit Suisse Group is being advised by its Investment Banking division. Evercore Partners has provided an opinion to the Board of Directors of Credit Suisse Group on the fairness of the transaction.

Note (1): The Group European Embedded Value (“Group EEV”) is a quantitative framework providing additional insights on life insurance businesses and their development to complement financial statements. Winterthur’s Group EEV is a non-GAAP measure. For a reconciliation of Winterthur’s Group EEV to Winterthur’s US GAAP shareholder’s equity, we refer you to Winterthur’s May 3, 2006 press release and presentation on “Disclosure of 2005 EEV for Winterthur”.

Today’s presentations

A telephone briefing for newswires will be held at 7.30 CEST. Dial-in on +41 91 610 5600 (Europe),

+33 1 7070 0543 (FR), +44 207 107 0611 (UK) and +1 866 291 4166 (US); ask for “Credit Suisse Group Newswire Call”. Please dial in 10-15 minutes before the start of the presentation.

A telephone conference for analysts will be held at 9.30 CEST. Dial-in on +41 91 610 5600 (Europe), +33 1 7070 0543 (FR), +44 207 107 0611 (UK) and +1 866 291 4166 (US); ask for “Credit Suisse Group Investor Call”. Please dial in 10-15 minutes before the start of the presentation.

A media conference will be hosted at Credit Suisse Forum St. Peter in Zurich at 10.30 CEST.

Further details are available on the Credit Suisse Group website at www.credit-suisse.com/winterthur

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

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Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse — Credit Suisse Group’s banking arm — provides clients worldwide with investment banking, private banking and asset management services. It provides companies, institutional clients and high-net-worth private clients worldwide, as well as retail clients in Switzerland, with specialist advisory services, comprehensive solutions, and innovative products.

Credit Suisse Group also includes Winterthur, a Swiss general insurer with a focus on international business activities. Credit Suisse Group is active in over 50 countries and employs approximately 63,000 people. Credit Suisse Group registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse Group and Credit Suisse can be found at www.credit-suisse.com. Further information about Winterthur can be found at www.winterthur.com.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to implement procedures properly; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brand; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Cautionary statement regarding non-GAAP financial information

This press release contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on our website at www.credit-suisse.com/sec

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Sale of Winterthur Group Renato Fassbind, CFO Credit Suisse Group Zurich, June 14, 2006

Disclaimer Cautionary statement regarding forward-looking information This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws. Cautionary statement regarding non-GAAP financial information This presentation contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on our website at http://www.credit-suisse.com/sec.html.

Clean and complete divestment of Winterthur achieved at an optimum value Delivers clean exit for cash and immediate realization of full value Value achieved reflects success of Winterthur in delivering impressive turnaround in results over recent years Management can now fully focus on its strategy of profitable growth in its core banking businesses

Key terms of the transaction Financial terms 100% cash consideration of CHF 12.3 bn, equivalent to 1.6x Winterthur’s 2005 Group European Embedded Value of CHF 7.9 bn(1) 11.6x Winterthur’s 2005 net income of CHF 1.1 bn AXA to repay GBP 500m inter-company debt owed to Credit Suisse Gain on sale dependent upon accrued book value at time of closing Contractual terms Credit Suisse has granted AXA customary representations and warranties No indemnification provided in respect of Winterthur’s insurance reserves Expected to close by the end of 2006, subject to regulatory approvals (1): Winterthur’s Group European Embedded Value (“Group EEV”) is a quantitative framework providing additional insights on life insurance businesses and their development to complement financial statements. Winterthur’s Group EEV is a non-GAAP measure. For a reconciliation of Winterthur’s Group EEV to Winterthur’s US GAAP shareholder's equity, we refer you to Winterthur's May 3, 2006 press release and presentation on "Disclosure of 2005 EEV for Winterthur."

Positive impact on proforma BIS tier 1 capital and ratio Tier 1 capital as of 1Q06 Eliminate deduction for 50% on Winterthur NAV Eliminate deduction for goodwill on Winterthur books 26.8 +4.1 +1.3 32.2 Proforma tier 1 capital before any gain on disposal Additional impact from gain on disposal upon closing of transaction Proforma BIS tier 1 capital and ratio CHF bn and % 10.8% BIS tier 1 ratio Note: All data proforma based on 1Q06 data. The amounts for capital and risk-weighted assets will be different at subsequent reporting dates. The gain on disposal will be calculated at closing. 13.0% BIS tier 1 ratio

Reinvestment of proceeds will support profitable growth in our core banking businesses Use of proceeds and future strategy Proceeds to be reinvested in the development of Investment Banking, Private Banking and Asset Management to compensate for earnings dilution from the sale Net income target of CHF 8.2 bn for the Group in 2007 is maintained Focus on organic growth and selected smaller acquisitions and joint ventures No intention to pursue any transforming acquisitions Any excess capital that cannot be used to fund growth will be returned to shareholders Expect to complete current share repurchase program of up to CHF 6 bn in full during the 1st half of 2007 (of which CHF 3.2 bn remaining)

Return of capital to shareholders subject to Basle 2 implementation and year-end closing of the transaction Return of additional excess capital to shareholders and Basle 2 Current Basle 2 impact analysis indicates that the Group’s Tier 1 ratio is negatively affected by approximately 150 basis points Analysis reflects our current interpretation on implementation of Basle 2 and assumes current business mix is maintained

Summary Provides clean exit at full value as promised and in line with our objectives Proceeds to be re-invested in core banking businesses to compensate for dilution of earnings Net income target for 2007 is maintained at CHF 8.2 bn. Current share repurchase program of up to CHF 6 bn will be completed in full during the first half of 2007 Any further excess capital that cannot be used to grow our business will be returned to shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date	June 14, 2006	By	/s/	Urs Rohner
General Counsel*

			/s/	Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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